July 21, 2020

United States Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Alan Campbell and Joe McCann

Re:	iTeos Therapeutics, Inc.

Registration Statement on Form S-1 (File No. 333-239415)

Request for Acceleration

Dear Mr. Campbell and Mr. McCann:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise that as of the date hereof, approximately 2,105 copies of the Preliminary Prospectus dated July 20, 2020 were distributed to prospective underwriters, institutional investors and prospective dealers in connection with the above-captioned Registration Statement.

We wish to advise you that the participating underwriters have informed us that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m. Eastern Time, on Thursday, July 23, 2020 or as soon thereafter as practicable.

[Signature page follows]

Very truly yours, J.P. MORGAN SECURITIES LLC SVB LEERINK LLC PIPER SANDLER & CO. As representatives of the Underwriters J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name: David Ke Title: Executive Director

SVB LEERINK LLC

By:	/s/ Irena Melnikova
Name: Irena Melnikova Title: Managing Director

PIPER SANDLER & CO.

By:	/s/ David Stadinski
Name: David Stadinski Title: Managing Director

[Signature Page to Acceleration Request]